Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024

Condensed Consolidated Interim Statements of Financial Position
At March 31, 2025 and December 31, 2024
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$172,887	$239,329
Marketable securities		5,375	6,142
Trade and other receivables	4	127,582	70,035
Inventories	5	244,051	417,541
Prepaid expenses		37,021	44,529
Other current assets		5,860	6,529
		592,776	784,105
Non-current assets
Restricted cash		9,235	12,201
Inventories	5	433,513	277,102
Mineral properties, plant and equipment	6	5,560,206	5,564,713
Deferred income tax assets		3,521	2,339
Other non-current assets		70,744	73,135
Total assets		$6,669,995	$6,713,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$226,574	$268,444
Current portion of loans and borrowings	7	136,878	135,592
Current portion of deferred revenue	8	133,374	116,334
Current portion of derivative liabilities	9(b)	118,317	116,563
Other current liabilities		78,757	52,158
		693,900	689,091
Non-current liabilities
Loans and borrowings	7	1,255,982	1,212,239
Deferred revenue	8	242,862	266,718
Reclamation and closure cost provisions		129,400	130,174
Derivative liabilities	9(b)	50,495	46,372
Deferred income tax liabilities		801,206	799,972
Other non-current liabilities		173,069	171,477
Total liabilities		3,346,914	3,316,043
Shareholders’ equity
Common shares		2,803,959	2,798,820
Reserves		72,769	74,100
Accumulated other comprehensive loss		(76,695)	(89,027)
Retained earnings		523,048	613,659
Total equity		3,323,081	3,397,552
Total liabilities and equity		$6,669,995	$6,713,595
Contingencies (notes 9(b)(iii) and 18)
Subsequent events (notes 3 and 7(a))

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Loss
For the three months ended March 31, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

	Note	2025	2024
Revenue		$423,724	$241,318
Cost of sales
Operating expense	11	(292,577)	(183,768)
Depreciation and depletion		(97,432)	(46,188)
		(390,009)	(229,956)
Income from mine operations		33,715	11,362

Care and maintenance expense		(9,945)	—
Exploration and evaluation expense		(1,816)	(2,474)
General and administration expense	12	(17,698)	(14,141)
Income (loss) from operations		4,256	(5,253)

Finance expense		(48,333)	(17,443)
Finance income		2,095	1,972
Other expense	13	(22,871)	(13,483)
Loss before income taxes		(64,853)	(34,207)

Income tax expense		(10,626)	(8,548)
Net loss		$(75,479)	$(42,755)

Net loss per share
Basic and diluted	14	$(0.17)	$(0.13)
Weighted average shares outstanding
Basic and diluted	14	455,731,465	323,989,015

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	2025	2024
Net loss		$(75,479)	$(42,755)
Other comprehensive loss
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation loss		—	(24,479)
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments		(2,800)	(21,552)
		(2,800)	(46,031)
Total comprehensive loss		$(78,279)	$(88,786)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2025 and 2024
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period		$(75,479)	$(42,755)
Adjustments for:
Depreciation and depletion		97,561	46,424
Finance expense		48,333	17,443
Amortization of deferred revenue	8	(13,125)	(2,835)
Change in fair value of derivatives		10,206	14,585
Settlements of derivatives	9(b)(i),(b)(ii)	(7,360)	13,333
Unrealized foreign exchange loss		7,081	293
Income tax expense		10,626	8,548
Income taxes paid		(18,429)	(7,250)
Other		13,891	(64)
Operating cash flow before changes in non-cash working capital		73,305	47,722
Changes in non-cash working capital	16	(18,820)	(29,817)
		54,485	17,905
Investing activities
Expenditures on mineral properties, plant and equipment		(93,800)	(104,769)
Purchase of marketable securities		(5,024)	—
Proceeds from disposition of marketable securities		3,023	—
Investment in Calibre Mining Corp.	4(a)	(40,000)	—
Other		2,321	(3,995)
		(133,480)	(108,764)
Financing activities
Draw down on credit facility	7	40,000	—
Proceeds from other financing arrangements		8,779	—
Repayments of other financing arrangements		(4,108)	(716)
Interest paid		(28,432)	(16,149)
Lease payments		(6,735)	(8,808)
Net proceeds from issuance of shares		—	49,203
Proceeds from exercise of stock options		929	1,456
Transaction costs and other		—	(79)
		10,433	24,907
Effect of foreign exchange on cash and cash equivalents		2,120	(777)
Decrease in cash and cash equivalents		(66,442)	(66,729)
Cash and cash equivalents – beginning of period		239,329	191,995
Cash and cash equivalents – end of period		$172,887	$125,266

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2025 and 2024
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares issued on exercise of stock options and settlement of restricted share units	10(a)	850,365	5,139	(4,210)	—	—	929
Share-based compensation		—	—	2,879	—	—	2,879
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net loss and total comprehensive loss		—	—	—	(2,800)	(75,479)	(78,279)
Balance – March 31, 2025		456,082,886	$2,803,959	$72,769	$(76,695)	$523,048	$3,323,081

Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in public offerings		10,892,076	50,207	—	—	—	50,207
Shares issued on exercise of stock options and settlement of restricted share units	10(a)	897,208	5,449	(3,993)	—	—	1,456
Share-based compensation		—	—	2,696	—	—	2,696
Share issue costs		—	(1,004)	—	—	—	(1,004)
Net loss and total comprehensive loss		—	—	—	(46,031)	(42,755)	(88,786)
Balance – March 31, 2024		329,803,145	$2,140,217	$77,780	$(116,761)	$305,794	$2,407,030

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. At March 31, 2025, all of the Company’s principal properties and material subsidiaries are wholly owned. Details of the Company’s principal properties and material subsidiaries are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone Mine (“Greenstone”)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Production
Mineração Aurizona S.A.	100%	Brazil	Aurizona Mine (“Aurizona”)	Production
Fazenda Brasileiro Desenvolvimento Mineral Ltda and Santa Luz Desenvolvimento Mineral Ltda	100%	Brazil	Fazenda Mine and Santa Luz Mine (referred to as the “Bahia Complex”)	Production
Mineração Riacho Dos Machados Ltda	100%	Brazil	RDM Mine (“RDM”)	Production
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
During the three months ended March 31, 2025, the Company’s Fazenda Mine and Santa Luz Mine were combined into one operating segment referred to as the Bahia Complex (note 15).
On April 1, 2025, the Company suspended operations at Los Filos (note 6(a)) and classified the mine as a development project.
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 7, 2025.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(c)Material accounting policies
The material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

3.    CORPORATE TRANSACTION
On February 23, 2025, the Company entered into a definitive arrangement agreement with Calibre Mining Corp. (“Calibre”), as amended on April 23, 2025 (the “Arrangement Agreement”), whereby the Company will acquire 100% of the issued and outstanding common shares of Calibre pursuant to a plan of arrangement (the “Transaction”). Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.35 of an Equinox Gold common share for each Calibre common share held immediately prior to closing of the Transaction. Upon completion of the Transaction, existing Equinox Gold shareholders and former Calibre shareholders will own approximately 61% and 39% of the outstanding common shares of the combined company, respectively, which will continue under the name “Equinox Gold Corp.”. The principal properties owned by Calibre include the Valentine Gold Mine development project in Canada, a portfolio of operational mines in Nicaragua and the United States, and exploration and development properties in the United States. On May 1, 2025, the Transaction was approved by the shareholders of the Company and the securityholders of Calibre. Closing of the Transaction is subject to certain regulatory approvals and other customary closing conditions. The Transaction is expected to close during the second quarter of 2025.
If the Arrangement Agreement is terminated by the Company or Calibre prior to closing of the Transaction, termination fees in the amount of $145.0 million and $85.0 million are payable by the Company and Calibre, respectively, to the other party.
4.    TRADE AND OTHER RECEIVABLES

	Note	March 31, 2025	December 31, 2024
Trade receivables		$22,654	$3,943
VAT receivables		42,351	41,808
Income taxes receivable		4,171	5,275
Convertible note receivable from Calibre	4(a)	39,725	—
Other receivables		18,681	19,009
		$127,582	$70,035
(a)Convertible note receivable from Calibre
Concurrent with the Arrangement Agreement (note 3), the Company entered into a subscription agreement to participate in Calibre’s private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the “Calibre Convertible Note”). If the Arrangement Agreement is terminated prior to closing of the Transaction (note 3), the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026. The Calibre Convertible Note is unsecured and has an annual interest rate of 5.5% receivable quarterly in arrears. At any time prior to the maturity date, the Company may convert the Calibre Convertible Note into common shares of Calibre at a price of C$4.25 per Calibre common share. In connection with the private placement, the Company received 8,813,252 common share purchase warrants of Calibre (the “Calibre Warrants”) for no additional consideration. Each Calibre Warrant is exercisable into one common share of Calibre at a price of C$4.50 per Calibre common share until March 4, 2030. If the Transaction closes, the Calibre Warrants will expire on the fifth day following the closing of the Transaction.
Upon the occurrence of a change of control of Calibre, except for a change of control resulting from completion of the Transaction, the Company may require Calibre to, within 30 days following the change of control, repay the Calibre Convertible Note at a redemption amount equal to the lesser of a) 100% of the principal amount outstanding plus all remaining interest payable on the principal amount outstanding from the date of such redemption up to and including the maturity date, and b) 107% of the principal amount outstanding plus all accrued and unpaid interest. Calibre may also, upon such change of control, prepay any portion of the principal amount outstanding under the Calibre Convertible Note using the same redemption formula as described above on the principal amount being prepaid.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

4.    TRADE AND OTHER RECEIVABLES (CONTINUED)
(a)Convertible note receivable from Calibre (continued)
On initial recognition, $39.1 million and $0.9 million of the total consideration paid was allocated to the Calibre Convertible Note and Calibre Warrants, respectively, based on their relative fair values. As the contractual terms of the Calibre Convertible Note do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding, the Calibre Convertible Note is subsequently measured at fair value through profit or loss (“FVTPL”) with changes in fair value recognized in other income or expense. The Calibre Warrants are accounted for as derivative assets measured at FVTPL with changes in fair value recognized in other income or expense.
At March 31, 2025, the Calibre Convertible Note and Calibre Warrants are classified as current. At March 31, 2025, the fair value of the Calibre Warrants included in other current assets was $1.2 million (December 31, 2024 – nil).
5.    INVENTORIES

	March 31, 2025	December 31, 2024
Heap leach ore	$439,889	$467,719
Stockpiled ore	115,073	109,762
Work-in-process	32,097	29,454
Finished goods	13,540	14,895
Supplies	76,965	72,813
Total inventories	$677,564	$694,643

Classified and presented as:
Current	$244,051	$417,541
Non-current(1)	433,513	277,102
	$677,564	$694,643
(1)    Non-current inventories at March 31, 2025 relate to heap leach ore at Los Filos, Mesquite and Castle Mountain, and supplies at Los Filos (December 31, 2024 – heap leach ore at Mesquite and Castle Mountain).
At March 31, 2025, the Company’s total provision for obsolete and slow-moving supplies inventories was $9.6 million (December 31, 2024 – $9.7 million).
During the three months ended March 31, 2025, the Company recognized within cost of sales $28.6 million (2024 – $5.5 million) in write-downs of inventories to net realizable value, primarily relating to heap leach ore at Los Filos (2024 – heap leach ore at Castle Mountain and Los Filos). The write-down of the heap leach ore at Los Filos was determined using longer term gold prices as a result of the change in expected timing of recovery of the remaining ounces.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

6.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2024		$4,330,703	$1,886,383	$212,260	$57,171	$6,486,517
Additions(1)		40,897	41,988	9,782	—	92,667
Transfers		105,944	36,602	(142,546)	—	—
Disposals		—	(7,028)	—	—	(7,028)
Change in reclamation and closure cost asset		14,027	—	—	—	14,027
Balance – March 31, 2025		$4,491,571	$1,957,945	$79,496	$57,171	$6,586,183

Accumulated depreciation and depletion
Balance – December 31, 2024		$555,350	$366,454	$—	$—	$921,804
Depreciation and depletion		56,416	51,867	—	—	108,283
Disposals		—	(4,110)	—	—	(4,110)
Balance – March 31, 2025		$611,766	$414,211	$—	$—	$1,025,977
Net book value
At December 31, 2024		$3,775,353	$1,519,929	$212,260	$57,171	$5,564,713
At March 31, 2025		$3,879,805	$1,543,734	$79,496	$57,171	$5,560,206
(1)Additions for the three months ended March 31, 2025 include the following non-cash additions: $5.5 million in additions to right-of-use assets included in plant and equipment and $3.3 million of depreciation and depletion capitalized to mineral properties.
(a)Impairment indicator
The Company has been renegotiating its land access agreements with the three communities where Los Filos is located. New agreements were signed with two of the communities during the three months ended March 31, 2025. On March 31, 2025, the Company’s land access agreement with the third community expired and the Company announced on April 1, 2025 that operations at Los Filos have been suspended. The expiration of the land access agreement with the third community and announcement of suspension of operations were determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Los Filos cash generating unit (“CGU”) and performed an impairment test as at March 31, 2025.
The recoverable amount of the Los Filos CGU, being its fair value less costs of disposal (“FVLCOD”), was calculated based on an in-situ value for mineral reserves and mineral resources. As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized. In estimating the FVLCOD, significant estimates and assumptions were made relating to the in-situ value for mineral reserves and mineral resources. The in-situ value per ounce was estimated by reference to comparable market transactions. These estimates and assumptions are subject to risk and uncertainty. Changes in these estimates can result in the recognition of future impairment losses.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

7.    LOANS AND BORROWINGS

	Note	March 31, 2025	December 31, 2024
Credit facility	7(a)	$1,122,224	$1,080,557
2023 convertible notes		133,758	131,682
2020 convertible notes	7(b)	136,878	135,592
Total loans and borrowings		$1,392,860	$1,347,831

Classified and presented as:
Current(1)		$136,878	$135,592
Non-current		1,255,982	1,212,239
		$1,392,860	$1,347,831
(1)The current portion of loans and borrowings at March 31, 2025 and December 31, 2024 represents the outstanding principal under the 2020 convertible notes issued in March 2020 (the “2020 Convertible Notes”).
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the three months ended March 31, 2025 and 2024 to cash flows arising from financing activities:

	Note	2025	2024
Balance – beginning of period(1)		$1,347,831	$927,551
Financing cash flows:
Draw down on credit facility	7(a)	40,000	—
Interest paid		(26,158)	(15,753)
Other changes:
Interest and accretion expense		33,235	22,393
Balance – end of period(1)		1,394,908	934,191
Less: Accrued interest(2)		(2,048)	(5,063)
Balance – end of period, excluding accrued interest		$1,392,860	$929,128
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Credit facility
On February 28, 2025, the Company drew down $40.0 million on its $700 million revolving credit facility (the “Revolving Facility”). At March 31, 2025, there was $64.6 million undrawn on the Revolving Facility.
The Company’s credit facility, which consists of the Revolving Facility and a $500 million term loan, (the “Credit Facility”) is subject to standard conditions and covenants. At March 31, 2025, the Company was in compliance with the applicable covenants. To maintain the classification of the liability as non-current, the Company is required to comply with future covenants which include: (a) a maximum senior net debt to earnings before interest, income taxes, depreciation and depletion, and certain other adjustments for the preceding 12 months (“Rolling EBITDA”) ratio; (b) a maximum total net debt to Rolling EBITDA ratio; (c) a minimum Rolling EBITDA to interest expense for the preceding 12 months ratio; (d) a minimum tangible net worth; and (e) minimum liquidity.
On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.
(b)2020 Convertible Notes
The 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At March 31, 2025, the Company was in compliance with these covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

8.    DEFERRED REVENUE
The following table summarizes the changes in the carrying amount of deferred revenue during the three months ended March 31, 2025:

	Stream arrangement (note 8(a))	Gold prepay transactions (note 8(b))	Gold purchase and sale arrangement (note 8(c))	Total
Balance – December 31, 2024	$136,343	$174,042	$72,667	$383,052
Gold delivered	(1,789)	(8,501)	(2,835)	(13,125)
Accretion expense	520	3,975	1,814	6,309
Balance – March 31, 2025	$135,074	$169,516	$71,646	$376,236

			March 31, 2025	December 31, 2024
Classified and presented as:
Current(1)			$133,374	$116,334
Non-current			242,862	266,718
			$376,236	$383,052
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within twelve months of the reporting date.
(a)Stream arrangement
During the three months ended March 31, 2025, the Company delivered 1,174 gold ounces (2024 – nil) under the stream arrangement it assumed on acquisition of the remaining 40% interest in Greenstone in May 2024. The Company received an average cash consideration of $568 per ounce (2024 – nil), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three months ended March 31, 2025, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $2.5 million (2024 – nil).
(b)Gold prepay transactions
During the three months ended March 31, 2025, the Company delivered 3,869 gold ounces (2024 – nil) under the gold prepay transactions with certain of its lenders (the “Gold Prepay Transactions”), of which 1,554 gold ounces (2024 – nil) were made on a spot price basis. The Company received an average consideration of $955 per ounce (2024 – nil) sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three months ended March 31, 2025, which consists of the consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $10.0 million (2024 – nil).
(c)Gold purchase and sale arrangement
During the three months ended March 31, 2025, the Company delivered 1,500 gold ounces (2024 – 1,500) under the gold purchase and sale arrangement with Versamet Royalties Corporation (“Versamet”). The Company received an average cash consideration of $570 per ounce (2024 – $413), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three months ended March 31, 2025, which consists of the cash consideration received on delivery and the portion of the deferred revenue obligation satisfied, amounted to $3.7 million (2024 – $3.5 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at March 31, 2025 and December 31, 2024:

	Note	March 31, 2025	December 31, 2024
Calibre Warrants	4(a)	$1,197	$—
Foreign exchange contracts	9(b)(i)	100	—
Other		2,682	81
		$3,979	$81

Classified and presented as:
Current		$2,960	$—
Non-current(1)		1,019	81
		$3,979	$81
(1)    Included in other non-current assets.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at March 31, 2025 and December 31, 2024:

	Note	March 31, 2025	December 31, 2024
Foreign exchange contracts	9(b)(i)	$20,056	$54,280
Gold contracts	9(b)(ii)	47,569	20,501
Greenstone contingent consideration	9(b)(iii)	101,187	86,223
Other		—	1,931
		$168,812	$162,935

Classified and presented as:
Current		$118,317	$116,563
Non-current		50,495	46,372
		$168,812	$162,935
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in CAD, Brazilian Réal (“BRL”), and Mexican Pesos (“MXN”). At March 31, 2025, the Company had in place USD:CAD, USD:BRL, and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$265,000	$23,000	1.34	1.42
BRL	343,000	23,000	5.45	6.04
MXN	116,000	—	18.17	20.85
The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three months ended March 31, 2025 and 2024:

	2025	2024
Net liability (asset) – beginning of period	$54,280	$(18,072)
Settlements	(3,659)	14,323
Change in fair value	(30,665)	4,036
Net liability – end of period	$19,956	$287

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Foreign exchange contracts (continued)
The fair value of the foreign exchange contracts outstanding at March 31, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Net liability presented as:
Current derivative assets	$(9)	$—
Non-current derivative assets	(91)	—
Current derivative liabilities	18,553	47,792
Non-current derivative liabilities	1,503	6,488
	$19,956	$54,280
(ii)Gold contracts
At March 31, 2025, the Company had 89,997 total notional ounces remaining under its outstanding gold collar contracts to be settled as follows:

Notional ounces		Put options’ weighted average strike price	Call options’ weighted average strike price
Within 1 year	1-2 years
79,998	9,999	$2,150	$3,164
At March 31, 2025, the Company also had financial swap agreements for gold bullion outstanding that were entered into in March 2023 and June 2023, as amended in October 2024, in connection with certain of the Gold Prepay Transactions (note 8(b)). Under the swap agreements, which are cash-settled, the Company will receive a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.
The following table summarizes the changes in the carrying amount of the gold contracts during the three months ended March 31, 2025 and 2024:

	2025	2024
Liability – beginning of period	$20,501	$4,009
Settlements	(3,701)	(990)
Change in fair value	30,769	11,561
Liability – end of period	$47,569	$14,580
The fair value of the gold contracts outstanding at March 31, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Current derivative liabilities	$31,936	$9,871
Non-current derivative liabilities	15,633	10,630
	$47,569	$20,501
(iii)Greenstone contingent consideration
At March 31, 2025, the Company had a contingent payment obligation to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces at Greenstone (the “Greenstone Contingent Consideration”).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Greenstone contingent consideration (continued)
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the three months ended March 31, 2025 and 2024:

	2025	2024
Balance – beginning of period	$86,223	$11,279
Change in fair value	14,964	1,081
Balance – end of period	$101,187	$12,360
The fair value of the Greenstone Contingent Consideration at March 31, 2025 and December 31, 2024 is presented as follows:

	2025	2024
Current derivative liabilities	$67,828	$57,839
Non-current derivative liabilities	33,359	28,384
	$101,187	$86,223
10.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the three months ended March 31, 2025, the Company issued 0.9 million common shares on exercise of stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) (2024 – 0.9 million).
(b)Share-based compensation plans
(i)Equity-settled RSUs and pRSUs
During the three months ended March 31, 2025, the Company granted 1.3 million equity-settled RSUs to directors, officers and employees and 0.4 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $5.83. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period.
(ii)Cash-settled RSUs
During the three months ended March 31, 2025, the Company granted 0.7 million cash-settled RSUs to certain employees with a weighted average grant date fair value of $5.82. The RSUs granted vest over a period of three years.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

11.    OPERATING EXPENSE
Operating expense during the three months ended March 31, 2025 and 2024 consists of the following expenses by nature:

	2025	2024
Raw materials and consumables	$82,666	$66,462
Salaries and employee benefits(1)	57,364	37,987
Contractors	65,816	45,556
Repairs and maintenance	19,085	15,803
Site administration	29,830	31,422
Royalties	10,414	6,131
	265,175	203,361
Change in inventories	27,402	(19,593)
Total operating expense	$292,577	$183,768
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three months ended March 31, 2025, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $72.0 million (2024 – $44.2 million).
12.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three months ended March 31, 2025 and 2024 consists of the following expenses by nature:

	2025	2024
Salaries and employee benefits	$6,386	$5,484
Professional fees	4,828	3,134
Share-based compensation	3,719	3,357
Office and other expenses	2,642	1,936
Depreciation	123	230
Total general and administration expense	$17,698	$14,141
13.    OTHER EXPENSE
Other expense during the three months ended March 31, 2025 and 2024 consists of the following:

	Note	2025	2024
Change in fair value of foreign exchange contracts	9(b)(i)	$30,665	$(4,036)
Change in fair value of gold contracts	9(b)(ii)	(30,769)	(11,561)
Change in fair value of Greenstone Contingent Consideration	9(b)(iii)	(14,964)	(1,081)
Foreign exchange (loss) gain		(7,172)	473
Other (expense) income		(631)	2,722
Total other expense		$(22,871)	$(13,483)
14.    NET LOSS PER SHARE
The calculations of basic and diluted net loss per share (“EPS”) for the three months ended March 31, 2025 and 2024 are as follows:

	2025			2024
	Weighted average shares outstanding	Net loss	Net loss per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic and diluted EPS	455,731,465	$(75,479)	$(0.17)	323,989,015	$(42,755)	$(0.13)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

15.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company generally considers each of its mine sites as an operating segment. During the three months ended March 31, 2025, the Company combined its Fazenda Mine and Santa Luz Mine into one operating segment, referred to as the Bahia Complex, for purposes of preparing and reporting financial information to the Company’s CODM. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s CODM:

Three months March 31, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone	$129,550	$(70,416)	$(34,733)	$—	$—	$24,401
Mesquite	35,476	(21,547)	(5,041)	—	—	8,888
Los Filos(1)	91,437	(98,119)	(10,717)	(415)	(9,528)	(27,342)
Aurizona	45,101	(27,014)	(12,688)	(447)	—	4,952
Bahia Complex(2)	79,929	(45,806)	(19,005)	(788)	—	14,330
RDM	32,988	(23,693)	(14,907)	—	—	(5,612)
Castle Mountain(3)	9,243	(5,982)	(341)	(142)	(417)	2,361
Corporate	—	—	—	(24)	(17,698)	(17,722)
	$423,724	$(292,577)	$(97,432)	$(1,816)	$(27,643)	$4,256

Three months ended March 31, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Greenstone(4)	$—	$—	$—	$—	$—	$—
Mesquite	48,997	(28,038)	(9,621)	—	—	11,338
Los Filos	54,168	(46,624)	(7,358)	(121)	—	65
Aurizona	50,655	(33,368)	(10,124)	(1,339)	—	5,824
Bahia Complex(2)	54,360	(45,692)	(14,885)	(913)	—	(7,130)
RDM	23,137	(19,176)	(3,016)	—	—	945
Castle Mountain	10,001	(10,870)	(1,184)	(74)	—	(2,127)
Corporate	—	—	—	(27)	(14,141)	(14,168)
	$241,318	$(183,768)	$(46,188)	$(2,474)	$(14,141)	$(5,253)
(1)On April 1, 2025, the Company announced that operations at Los Filos have been suspended following the expiry of its land access agreement with one of the communities where Los Filos is located. Other operating expenses at Los Filos for the three months ended March 31, 2025 relate to care and maintenance costs incurred in connection with the winding down of certain operating activities.
(2)The Company’s Fazenda Mine and Santa Luz Mine are both located within the mining district of Bahia State, Brazil, have similar economic characteristics and share management oversight. During the three months ended March 31, 2025, the Company changed its internal reporting to combine the financial information for the Fazenda Mine and Santa Luz Mine into one operating segment for the purposes of making resource allocation decisions and assessing performance. The segment information reported for the three months ended March 31, 2024 has been restated to conform with the presentation for the current period.
(3)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s phase 2 project. Residual heap leach processing and gold production is expected to continue through the first half of 2025, at which point processing is also expected to be suspended. Other operating expenses at Castle Mountain for the three months ended March 31, 2025 relate to care and maintenance costs.
(4)The first gold pour at Greenstone occurred on May 22, 2024 and the mine reached commercial production on November 6, 2024.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

15.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	March 31 2025	December 31 2024	March 31 2025	December 31 2024
Greenstone	$3,806,024	$3,774,047	$(1,157,633)	$(1,136,784)
Mesquite	338,652	319,572	(44,304)	(44,267)
Los Filos	1,096,103	1,162,039	(225,676)	(248,196)
Aurizona	374,829	366,953	(62,332)	(64,610)
Bahia Complex(1)	387,427	395,049	(55,935)	(56,988)
RDM	145,323	158,799	(31,114)	(29,633)
Castle Mountain	336,195	333,317	(12,035)	(13,253)
Corporate	185,442	203,819	(1,757,885)	(1,722,312)
	$6,669,995	$6,713,595	$(3,346,914)	$(3,316,043)
(1)The above segment information for the current and comparative periods reflects the combination of the Fazenda Mine and Santa Luz Mine into one operating segment, the Bahia Complex.

	Capital expenditures(1)
Three months ended March 31	2025	2024
Greenstone	$39,816	$80,911
Mesquite	9,918	990
Los Filos	5,906	18,828
Aurizona	14,781	15,060
Bahia Complex(2)	10,470	10,625
RDM	10,071	6,199
Castle Mountain	1,705	1,801
	$92,667	$134,414
(1)Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the three months ended March 31, 2025 exclude non-cash additions (note 6) and include a decrease in accrued expenditures of $13.7 million (2024 – exclude $7.2 million of non-cash additions to right-of-use assets, $6.6 million of capitalized depreciation and depletion, and $15.6 million of capitalized borrowing costs, and include a decrease in accrued expenditures of $0.2 million).
(2)The above segment information for the current and comparative periods reflects the combination of the Fazenda Mine and Santa Luz Mine into one operating segment, the Bahia Complex.
16.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three months ended March 31, 2025 and 2024 were as follows:

	2025	2024
(Increase) decrease in trade and other receivables	$(22,427)	$11,126
Decrease (increase) in inventories	24,466	(24,501)
Decrease in prepaid expenses and other current assets	7,508	1,374
Decrease in accounts payable and accrued liabilities	(28,367)	(17,816)
Changes in non-cash working capital	$(18,820)	$(29,817)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At March 31, 2025	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$5,375	$—	$—	$5,375
Derivative assets(1)	—	1,406	2,573	3,979
Other financial assets(2)	—	65,482	32,301	97,783
Derivative liabilities(1)	—	(67,625)	(101,187)	(168,812)
Net financial assets (liabilities)	$5,375	$(737)	$(66,313)	$(61,675)

At December 31, 2024
Marketable securities	$6,142	$—	$—	$6,142
Derivative assets(1)	—	81	—	81
Other financial assets(2)	—	29,094	32,317	61,411
Derivative liabilities(1)	—	(74,781)	(88,154)	(162,935)
Net financial assets (liabilities)	$6,142	$(45,606)	$(55,837)	$(95,301)
(1)Includes current and non-current derivatives (note 9).
(2)Other financial assets measured at fair value at March 31, 2025 relate to the Calibre Convertible Note (note 4(a)), and the convertible note receivable from Bear Creek (the “Bear Creek Convertible Note”) and investment in Versamet included in other non-current assets (December 31, 2024 – Bear Creek Convertible Note and investment in Versamet).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward metal prices.
The fair value of the Calibre Convertible Note was estimated using a convertible debt valuation model which considered the contractual terms of the Calibre Convertible Note and market-derived inputs including Calibre’s share price and share price volatility, a market interest rate that reflects the credit risks and interest rate risk associated with the financial instrument and the probability of the Transaction closing and other change of control events occurring. The fair value of the Bear Creek Convertible Note is determined using a convertible debt valuation model based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair value of the investment in Versamet is measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2025.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024
(Tabular amounts expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At March 31, 2025 and December 31, 2024, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables that are not measured at fair value, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		March 31, 2025		December 31, 2024
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,122,224	$1,139,360	$1,080,557	$1,106,280
2023 convertible notes(2)	1	133,758	230,822	131,682	188,025
2020 Convertible Notes(2)	2	136,878	157,787	135,592	144,127
Equipment financing facility(3)	2	106,999	109,735	101,862	102,578
(1)The fair value of the Credit Facility (note 7(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amounts of the 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) and 2020 Convertible Notes represent the liability components of the convertible notes (note 7), while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2023 Convertible Notes is based on the quoted market price of the underlying securities. The fair value of the 2020 Convertible Notes at March 31, 2025 represents the fair value of the liability component of $138.2 million (December 31, 2024 – $137.0 million) and the fair value of the equity component of $19.6 million (December 31, 2024 – $7.1 million). The fair value of the liability component of the 2020 Convertible Notes is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the equipment financing facility at Greenstone (the “Equipment Facility”) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. At March 31, 2025, the carrying amount of the Equipment Facility, excluding accrued interest, was $107.0 million (December 31, 2024 – $101.9 million), of which $18.0 million (December 31, 2024 – $16.0 million) is included in other current liabilities and $89.0 million (December 31, 2024 – $85.9 million) is included in other non-current liabilities.
18.    CONTINGENCY
The Company sold the Mercedes Mine to Bear Creek in 2022 and the agreement governing the sale included tax indemnity provisions. The Mexican tax authority is currently auditing the Mercedes Mine for the 2016 income tax year. A final assessment has not been issued to Bear Creek by the Mexican tax authority; however, Bear Creek has initiated settlement discussions with the tax authority, as is customary. At March 31, 2025, no amount has been recognized as a provision in relation to this matter as the amount and timing of any settlement agreement is uncertain.